Exhibit 12.1

Statements Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Nine months ended September 30,	Year ended December 31,
	2010	2009	2008	2007	2006	2005
Income (loss) before income taxes	$(50,981)	$6,277	$(45,628)	$(12,326)	$(51,841)	$2,782
Fixed charges	1,805	6,973	9,091	13,436	14,868	5,983
Earnings as defined	$(49,176)	$13,250	$(36,537)	$1,110	$(36,973)	$8,765
Fixed charges:
Interest expense	$281	$4,651	$6,670	$11,322	$12,890	$4,254
Amortization of debt issuance costs	___	237	332	263	42	___
Estimated interest component of rent expense	1,524	2,085	2,089	1,851	1,936	1,729
Total fixed charges	$1,805	$6,973	$9,091	$13,436	$14,868	$5,983
Ratio of earnings to fixed charges	N/A	1.9	N/A	N/A	N/A	1.5